SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _________________
                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
(Mark One):

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934. X
                      -

For the fiscal year ended December 31, 2003

                                            OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934. ____

For the transition period from _____________to _______________

                                Commission File No. 0-14703

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NBT Bancorp Inc., 52 South Broad Street, Norwich, New York 13815.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                       Financial Statements and Schedules

                           December 31, 2003 and 2002

         (With Report of Independent Registered Public Accounting Firm)

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                                      INDEX

                                                                            PAGE

Report of Independent Registered Public Accounting Firm                        1

Statements of Net Assets Available for Plan Benefits at
     December 31, 2003 and2002                                                 2

Statements of Changes in Net Assets Available for Plan Benefits
     for the years ended December 31, 2003 and 2002                            3

Notes to Financial Statements                                                  4

SCHEDULES

1     Schedule H, Line 4i - Schedule of Assets Held at End of Year             9

2     Schedule H, Line 4j - Schedule of Reportable Transactions               10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
NBT Bancorp Inc. 401(k) and Employee
     Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                       /S/ KPMG LLP


June 10, 2004

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2003 and 2002


ASSETS                                                    2003         2002
                                                       -----------  ----------
Investments, at fair value:

   Money market funds                                  $ 3,303,719   3,184,961
   Bond mutual funds                                     1,256,397   1,108,318
   Common stock of NBT Bancorp Inc.                     28,893,427  22,405,048
   Equity mutual funds                                  12,130,459   9,254,168
   Foreign equity mutual funds                           1,611,041   1,379,875
   Participant loans receivable                            625,413     646,333
                                                       -----------  ----------
               Total investments                        47,820,456  37,978,703
                                                       -----------  ----------
   Employer contribution receivable                        597,260     573,708

   Participant contribution receivable                           -      61,918
                                                       -----------  ----------
               Net assets available for plan benefits  $48,417,716  38,614,329
                                                       ===========  ==========
See accompanying notes to financial statements.

                                   NBT BANCORP INC.
                               401(K) AND EMPLOYEE STOCK
                                    OWNERSHIP PLAN
            Statements of Changes in Net Assets Available for Plan Benefits
                        Years ended December 31, 2003 and 2002


                                                                 2003         2002
                                                             ------------  -----------
Additions to net assets attributed to:

   Contributions:
      Participants                                           $ 2,394,526    2,399,111
Employer                                                       1,440,513    1,340,724
                                                             ------------  -----------
               Total contributions                             3,835,039    3,739,835
                                                             ------------  -----------
Transfer from merged FNB Plans (note 1b)                               -    1,752,242
Investment income:
   Net realized and unrealized gain on investments (note 3)    8,646,765      181,634
   Interest                                                       43,036      225,829
   Dividends                                                   1,086,198    1,035,694
                                                             ------------  -----------
               Net investment income                           9,775,999    1,443,157
                                                             ------------  -----------
               Total increase                                 13,611,038    6,935,234
                                                             ------------  -----------
Deductions from net assets attributed to:
   Distributions                                              (3,807,651)  (4,048,690)
                                                             ------------  -----------
               Net increase                                    9,803,387    2,886,544
Net assets available for plan benefits:
   Beginning of year                                          38,614,329   35,727,785
                                                             ------------  -----------
   End of year                                               $48,417,716   38,614,329
                                                             ============  ===========
See accompanying notes to financial statements.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(1)  DESCRIPTION OF PLAN

     The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement or summary plan document for more complete information.

     (a)  GENERAL

          The Plan is a defined contribution plan as defined under Section 401 of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. (the Trustee), a wholly owned subsidiary of NBT Bancorp Inc., is the trustee of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  MERGER

          On  June  1,  2001,  the  Sponsor  completed  the acquisition of First
          National Bancorp, Inc. (FNB). Effective January 1, 2002, FNB's two defined contribution plans, First National Bank of Northern New York Employee Profit Sharing Plan and First National Bank of Northern New York ESOP (collectively referred to herein as the "FNB Plans"), were merged with and into the Plan. All participants in the FNB Plans became participants in the Plan. The net assets of FNB Plans, consisting primarily of cash and NBT Bancorp Inc. common stock, were transferred to the Plan's trust on January 2, 2002 and January 3, 2002. Net assets merged into the Plan from the FNB Plans totaled $1,752,242.

     (c)  ELIGIBILITY

          All employees over age 21 with at least one year of service and who worked at least 1,000 hours in the first 12 months of employment are eligible to participate in the Plan.

     (d)  CONTRIBUTIONS

          Participants make pre-tax contributions in whole percentages up to IRS limitations for any Plan year.

          The Sponsor provides a matching contribution of 100% of each participant's contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor's board of directors, may be contributed to the Plan each year. Participants must be actively employed on the last day of the year to share in this contribution, which is allocated to participants based on compensation. During 2003 and 2002, discretionary contributions of $597,260 and $545,213, respectively, were approved by the Sponsor's board of directors. These amounts were paid during 2004 and 2003, respectively.


                                        4                            (Continued)

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     (e)  PARTICIPANTS' ACCOUNTS

          Participants may elect to have their contributions invested among the various funds available to the Plan. All Sponsor contributions to the Plan are invested in the NBT Bancorp Inc. common stock. Each participant's account is credited with the Sponsor's and participant's contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

     (f)  VESTING

          Participants' contributions and any investment income thereon are always 100% vested. Participants vest in the employer contributions on a straight line basis of 20% for each full year of service (minimum 1,000 hours) up to 100% vesting. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

     (g)  PARTICIPANT'S CLAIMS UPON PLAN TERMINATION

          Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant's account would become fully vested.

     (h)  FORFEITURES

          Forfeitures are applied to reduce the amount of subsequent employer contributions otherwise required to be paid. In 2003 and 2002, forfeitures from nonvested accounts totaled $31,627 and $45,431, respectively. Forfeiture account balances totaled $64,203 and $32,576 at December 31, 2003 and 2002, respectively.

     (i)  PAYMENT OF BENEFITS

          Upon normal or early retirement, disability, death, or termination of employment, the value of a participant's account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing 5 years of service.

     (j)  PARTICIPANT LOANS

          Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Beginning January 1, 1997, participants are not allowed to borrow from employer contributions made subsequent to that date. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1% as of the loan origination date. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants' current investment allocation elections.


                                        5                            (Continued)

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


     (k) ADMINISTRATIVE EXPENSES

          Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor.

     (l) VOTING RIGHTS

          With respect to participant account balances that are invested in shares of the Sponsor's stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

     (m)     RISKS AND UNCERTAINTIES

          The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  BASIS OF PRESENTATION

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Amounts in the prior year's financial statements are reclassified when necessary to conform with the current year's presentation.

     (b)  INVESTMENTS HELD IN TRUST

          Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. Money market funds are short-term investments carried at cost, which approximates fair value. Loans to participants are carried at the unpaid principal balance, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     (c)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.


                                        6                            (Continued)

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


(3)  INVESTMENTS

     Investments that represent 5% or more of the net assets available for plan benefits at December 31, 2003 or 2002 are as follows:

                                             2003         2002
                                          -----------  ----------
Money market funds:
   Federated Capital Preservation Fund    $ 3,303,719           -
   Strong Money Market Fund                         -   3,184,973

Mutual funds:
   American Funds Growth Fund of America    3,063,266           -
   Strong Growth and Income Fund                    -   2,697,056
   Federated Capital Appreciation Fund      2,849,034           -
   Strong Large Cap Growth fund                     -   2,540,705

Common stock:
   NBT Bancorp Inc.                        28,893,427  22,405,306

During 2003 and 2002, the Plan's investments appreciated (depreciated) in value (including realized gains and losses on investments bought, sold, and held during the year) as follows:

                                      YEAR ENDED DECEMBER 31
                                     ------------------------
                                        2003         2002
                                     -----------  -----------

   Bond mutual funds                 $  (10,229)      25,149
   Common stock of NBT Bancorp Inc.   5,939,764     3,318,952
   Equity mutual funds                2,409,421   (2,673,226)
   Foreign equity mutual funds          307,809     (489,241)
                                     -----------  -----------
                                     $8,646,765      181,634
                                     ===========  ===========


                                        7                            (Continued)

(4)  NONPARTICIPANT DIRECTED INVESTMENTS

     Information about the investments relating to accumulated nonparticipant directed contributions, including the significant components of changes in investments related to nonparticipant directed contributions, is as follows for the years ended December 31:

                                                         2003         2002
                                                     ------------  -----------

     Fair value of NBT Bancorp Inc. common stock at
        beginning of year                            $22,405,048   17,380,335
     Transfers from other plans                                -    1,390,463
     Contributions and loan repayments                 1,632,544    1,289,274
     Dividends                                           923,985      883,996
     Net realized and unrealized appreciation          5,939,764    3,318,952
     Distributions and new loans issued               (2,007,914)  (1,857,972)
                                                     ------------  -----------
     Fair value of NBT Bancorp Inc. common stock at
        end of year                                  $28,893,427   22,405,048
                                                     ============  ===========

(5)  INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 30, 2001, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes. Management believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)  PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of NBT Bancorp Inc., the Plan's Sponsor. Therefore, transactions involving those shares are party-in-interest transactions. Additionally, the trustee of the Plan is NBT Bank, N.A. which is a subsidiary of the Sponsor.

----------------------------------------------------------------------------------------------------------
                                                                                                SCHEDULE 1
                                             NBT BANCORP INC.
----------------------------------------------------------------------------------------------------------
                                         401(K) AND EMPLOYEE STOCK
----------------------------------------------------------------------------------------------------------
                                              OWNERSHIP PLAN
----------------------------------------------------------------------------------------------------------
                       Schedule H, Line 4i - Schedule of Assets Held at End of Year
----------------------------------------------------------------------------------------------------------
                                             December 31, 2003
----------------------------------------------------------------------------------------------------------
                                               (c) DESCRIPTION OF INVESTMENT
     (b) IDENTITY OF ISSUER                      INCLUDING MATURITY DATE,
        BORROWER, LESSOR,                      RATE OF INTEREST, COLLATERAL,                  (e) CURRENT
(a)     OR SIMILAR PARTY                          PAR, OR MATURITY VALUE           (d) COST      VALUE
---  -----------------------------------  ---------------------------------------  ---------  ------------
     Federated Capital Preservation Fund  Money market fund                        $      **  $  3,303,719
     Dodge & Cox Income                   Bond mutual fund, 16,928.137 shares             **       218,711
     Vanguard Intermediate US Treasury    Bond mutual fund, 91,025.058 shares             **     1,037,686
     American Funds Growth Fund of
       America                            Equity mutual fund, 125,853.14 shares           **     3,063,266
     Vanguard Capital Opportunity         Equity mutual fund, 5,184.320 shares            **       131,734
     Federated Capital Appreciation Fund  Equity mutual fund, 119,356.252 shares          **     2,849,034
     FPA Capital                          Equity mutual fund, 10,450.984 shares           **       385,120
     T-Rowe Price Mid Cap Growth          Equity mutual fund, 12,977.462 shares           **       556,733
     Dodge & Cox Stock Fund               Equity mutual fund, 7,567.282 shares            **       861,005
     Dodge & Cox Balance Fund             Equity mutual fund, 29,652.719 shares           **     2,165,836
     Vanguard 500 Index Fund              Equity mutual fund, 16,001.249 shares           **     1,642,845
     Liberty Acorn                        Equity mutual fund, 22,410.856 shares           **       474,886
     American Funds New Perspective       Foreign equity mutual fund, 66,216.201
     Fund                                 shares                                          **     1,611,041
     NBT Bancorp Inc.                     Common stock, 1,347,641.198 shares             ***    28,893,427
     Participant loans receivable         Interest rates - 5.25% - 12.14%                 **       625,413
                                                                                              ------------
                                                                                              $ 47,820,456
                                                                                              ============

*  Party-in-interest.
** Cost omitted for these participant directed investments.
***Represents cost of NBT Bancorp Inc. common stock for which there is no participant direction as well as
   NBT Bancorp Inc. common stock for which participants have direction.

See accompanying report of independent registered public accounting firm.

                                                                                                                        SCHEDULE 2

                                                         NBT BANCORP INC.
                                                     401(K) AND EMPLOYEE STOCK
                                                          OWNERSHIP PLAN
                                     Schedule H, Line 4j - Schedule of Reportable Transactions
                                                   Year ended December 31, 2003

                          (b) DESCRIPTION OF                                                               (h) CURRENT
                           ASSET (INCLUDING                                      (f) EXPENSE                VALUE OF
                             INTEREST RATE         (c)         (d)        (e)     INCURRED                  ASSET ON     (i) NET
(a) IDENTITY OF PARTY        AND MATURITY       PURCHASE     SELLING     LEASE      WITH      (g) COST OF  TRANSACTION     GAIN
INVOLVED                  IN CASE OF A LOAN)      PRICE       PRICE     RENTAL   TRANSACTION     ASSET        DATE        (LOSS)
------------------------  -------------------  -----------  ----------  -------  -----------  -----------  -----------  ----------
Series of transactions:
-----------------------
NBT Bancorp Inc.
   (series of 105
   transactions)          Common stock         $ 4,785,584           -        -            -    4,785,584    4,785,584           -

NBT Bancorp Inc.
   (series of 281
   transactions)          Common stock                   -   4,236,969        -            -    3,135,519    4,236,969   1,101,450

Reportable transactions, for purposes of this schedule are:

(1) A single transaction within the plan year in excess of 5% of the current value of the plan assets at the beginning of the plan year;
(2) Any series of transactions with, or in conjunction with, the same person, involving property other than securities, which amount in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets at the beginning of the Plan year;
(3) Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets at the beginning of the Plan year; and
(4) Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with such person, with respect to securities, exceeds 5% of the current value of plan assets at the beginning of the Plan year.

See accompanying report of independent registered public accounting firm.

Exhibits:

23     Consent of Independent Registered Public Accounting Firm  dated June 25,
       2004.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2004       NBT BANCORP INC. 401 (k) AND EMPLOYEE STOCK
                           OWNERSHIP PLAN


                           By: /s/ Thomas R. Delduchetto


                               Thomas R. Delduchetto
                               Executive Vice President and Director of
                               Human Resources and Member of the 401 (k) Plan Administrative Committee of the NBT Bancorp Inc. 401 (k) and Employee Stock Ownership Plan

                                     EXHIBIT INDEX
Exhibit  Document
-------  -----------------------------------------------------------------------------

23       Consent of Independent Registered Public Accounting Firm dated June 25, 2004.